April 3, 2019

Ben Rodgers
Chief Financial Officer
Altus Midstream Co
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

       Re: Altus Midstream Co
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-38048

Dear Mr. Rodgers:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Signatures, page 57

1. The report must also be signed on behalf of the registrant by your controller or principal accounting officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Refer to General
      Instruction D of Form 10-K. Please revise future filings on Form 10-K. Financial Statements
Note 5. Debt and Financing Costs, page F-19

2. We note your disclosure that Altus Midstream is subject to financial covenants under the credit agreement which require it to maintain either a debt-to-capital ratio or leverage ratio. Please tell us whether these covenants restrict the ability of Altus Midstream to transfer funds to you in the form of loans, advances or cash dividends without the consent
 Ben Rodgers
Altus Midstream Co
April 3, 2019
Page 2
         of the lenders. If so, please tell us: (i) the amount of restricted net assets of unconsolidated and consolidated subsidiaries as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-
         X in accordance with Rule 5-04 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 with any questions.



FirstName LastNameBen Rodgers                                Sincerely,
Comapany NameAltus Midstream Co
                                                             Division of
Corporation Finance
April 3, 2019 Page 2                                         Office of Consumer
Products
FirstName LastName